CorpBanca raises US$533.3 million in new capital

Santiago - Chile, June 22, 2012. CORPBANCA (NYSE:BCA) raised US$533.3 million (Ch$268,750.0 million)* in connection with an increase in capital through the issuance of 43,000,000,000 common shares at an offering price of Ch$6.25 per common share. All of such common shares were subject to a preemptive rights offering under Chilean law, which began on May 11, 2012 and ended on June 9, 2012.

As of June 9, 2012, CorpBanca’s shareholders exercised their respective preemptive rights and subscribed and paid for 41,454,187,980 common shares (96.41% of the total capital increase) in the amount of US$514.0 million (Ch$259,088.7 million). In connection with the preemptive rights offering described above, our largest shareholder Corpgroup Interhold Limitada (“CorpGroup”, formerly Corp Group Interhold S.A.), companies related to CorpGroup and Santo Domingo Group subscribed and paid for 26,017,424,260 common shares (60.5% of the total capital increase) in the amount of US$322.7 million (Ch$162,108.9 million).

On June 12, 2012, the remaining 1,545,812,020 common shares (3.59% of the total capital increase) were subscribed and paid for by other existing CorpBanca shareholders in the amount of US$19.3 million (Ch$9,676.2 million). As of June 12, 2012, CorpBanca´s capital totaled US$1,823.1 million (Ch$918,758.4 million), which reflects the increase in capital in the amount of US$533.3 million (Ch$268,750.0 million).

As of June 12, 2012, CorpBanca´s shareholder structure was as follows:

Shareholders	% of Total Share Capital
Corp Group Banking S.A.	45.8623%
Cía. Inmob. y de Inversiones Saga S.A.	7.8698%
CorpGroup Inversiones Bancarias	4.0644%
Cía. de Seguros CorpVida S.A.	2.0960%
Cía. de Seguros CorpSeguros S.A.	0.8092%
Other investment companies	0.2704%
Total Saieh Group	60.9722%

Others	39.0278%
Securities brokerage firms	8.6335%
ADR holders and foreign investors	7.3632%
AFPs (Administradoras de Fondos de Pensiones)	5.7580%
Grupo Santo Domingo	2.6610%
Other minority shareholders	13.8469%

Total	100.0000%

_____________________________
 * Amounts stated in U.S. dollars have been translated from Chilean pesos at our exchange rate of Ch$503.97 per US$1.00 as of June 12, 2012.

Press Release June 22, 2012 Page 2 / 2

As a result of the capital increase, CorpBanca and CorpGroup will be in compliance with the requirements established by the Chilean Superintendency of Banks (Superintendencia de Bancos e Instituciones Financieras) on March 30, 2012, in connection with the acquisition of: (i) the remaining 48.02% interest in Banco Santander Colombia S.A. (“BSC”), (ii) 100% interest in BSC’s subsidiary Santander Investment Valores Colombia S.A. and (iii) 100% interest in BSC’s affiliate Santander Investment Trust Colombia S.A.

CONTACT INFORMATION

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 660-2555
investorrelations@corpbanca.cl

Claudia Labbé
Manager Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 660-2699
claudia.labbe@corpbanca.cl